Exhibit 99.164

KPMG LLP
Chartered Accountants	Telephone	(403) 691-8000
200-205 5 Avenue SW	Fax	(403) 691-8008
Calgary AB T2P 4B9	Internet	www.kpmg.ca

AUDITORS’ REPORT ON RECONCILIATION TO
UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

To the Board of Directors of Canetic Resources Inc.

On March 16, 2005, we reported on the balance sheet of StarPoint Energy Trust as at December 31, 2004 incorporated by reference in the Form 40-F of Canetic Resources Trust.  In connection with our audit conducted in accordance with Canadian generally accepted auditing standards of the aforementioned balance sheet, we also have audited the related supplemental note entitled “Reconciliation of Financial Statements to United States Generally Accepted Accounting Principles” included in the Form 40-F.  This supplemental note is the responsibility of the Trust’s management.  Our responsibility is to express an opinion on this supplemental note based on our audit.

In our opinion, such supplemental note, when considered in relation to the basic balance sheet taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Chartered Accountants

Calgary, Canada

January 16, 2006

KPMG LLP, a Canadian owned limited liability partnership, is the Canadian member firm of KPMG International, a Swiss association

Note 5. Reconciliation of Financial Statements to United States Generally Accepted Accounting Principles:

Canadian Generally Accepted Accounting Principles (“GAAP”) varies in certain significant respects from U.S. GAAP. As required by the United States of America Securities and Exchange Commission, the effect of these principal differences on the Trust’s balance sheet needs is described and quantified below:

(a)        Unitholder’s equity:

A U.S. GAAP difference exists as a result of the redemption feature of the outstanding Trust unit, which is required for the Trust to retain its Canadian mutual fund trust status. The trust unit is redeemable at the option of the holder for approximately 90% of the current trading price. The amount of trust units that are redeemable for cash is limited to $100,000 in any two consecutive months. Any redemption in excess of the limit may be honored with promissory notes or other investments of the Trust.

For Canadian GAAP, the trust units are considered to be permanent equity and are presented as unitholder’s capital. Under U.S. GAAP, the redemption feature of the trust units excludes them from classification as permanent equity.

Therefore, for U.S. GAAP purposes, the estimated redemption value of the trust unit of $1,980 would be presented as unitholder’s mezzanine equity on the balance sheet.